UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Maurice Marciano

Guess?, Inc.

1444 South Alameda Street

Los Angeles, CA 90021

(213) 765-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Item 2(d) ☐ Item 2(e) ☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,169,601

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 10,603,481

	10.	Shared Dispositive Power 2,329,942

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,215,825*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%*

14.	Type of Reporting Person (See Instructions) IN

* Includes shares which are also deemed to be beneficially owned by Maurice Marciano’s brother, Paul Marciano, and includable in reports on Schedule 13G filed by Paul Marciano.  If the potential double counting were eliminated, Maurice Marciano would be deemed to beneficially own 13.8% of the shares that would be outstanding.

This Amendment No. 13 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Maurice Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, May 15, 2006, February 20, 2007, July 23, 2007, October 18, 2007, April 23, 2008, January 29, 2010, April 27, 2010, August 8, 2011 and September 19, 2012.  Capitalized terms used in this Amendment No. 13 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 13 is being made primarily to reflect the sales of shares for portfolio diversification and estate planning purposes, and the donation of shares for charitable purposes.  Except as otherwise set forth herein, this Amendment No. 13 does not modify any of the information previously reported by Maurice Marciano in the Schedule 13D as amended to date.

Item 5.        Interest in Securities of the Issuer

(a) As of February 6, 2014, Maurice Marciano may be deemed to beneficially own 13,215,825 shares of Common Stock which represents 15.5% of the 85,005,389 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days.  Of these shares, the following shares are also includable in Section 13 reports by his brother, Paul Marciano: 2,329,942 shares as a result of shared investment power over such shares, 1,138,808 shares as a result of Paul Marciano’s sole voting power over such shares, and 282,402 shares as a result of Paul Marciano’s sole investment power over such shares.  If the 1,447,373 of the shares included in this Schedule and includable in the Section 13 reports by Paul Marciano in which Maurice Marciano holds no pecuniary interest are subtracted to eliminate double counting, Maurice Marciano would be deemed to beneficially own 13.8% of such outstanding shares.  As of December 5, 2013, there were 84,882,089 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended November 2, 2013.

(b) The 13,215,825 shares that may be deemed to be beneficially owned by Maurice Marciano, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of Shares		Voting Power	Investment Power
Direct	28,795		Sole	Sole

As sole trustee of Maurice Marciano Trust	5,233,386		Sole	Sole

As sole trustee of Maurice Marciano Gift Trust FBO Caroline Marciano	70		Sole	Sole

As an investment director of Marciano Financial Holdings II, LLC and a fiduciary of a member thereof	2,329,942	*	Sole as to 815,480 None as to remainder	Shared

As member of Carolem Capital, LLC	1,500,000		Sole as to 375,000 None as to remainder	Sole

As trustee of a member of G Financial Holdings, LLC	170,666	**	Sole	None

As trustee of a member of G Financial Holdings II, LLC	111,736	**	Sole	None

As an investment director of Next Step Capital, LLC and a fiduciary of a member thereof	103,801		Sole as to 11,400 None as to remainder	Sole

As a member of Next Step Capital II, LLC	2,000,000		Sole as to 1,000,000 None as to remainder	Sole

As president of Maurice Marciano Family Foundation	50,000	***	Sole	Sole

As investment adviser of Next Step GRAT III	1,314,361		None	Sole

As trustee of G2 Trust****	197,504		Sole	Sole

As trustee of Exempt G2 Trust****	52,264		Sole	Sole

Exercisable options	123,300		Sole	Sole

* Maurice Marciano has no pecuniary interest in 1,164,971 of these shares. Because investment power over all shares held by this entity is shared with his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

** Maurice Marciano has no pecuniary interest in these shares. Because investment power over all shares held by this entity is held by his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

*** Maurice Marciano has no pecuniary interest in these shares, which are owned by a charitable trust.

**** Maurice Marciano disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(c) During the past sixty days, Mr. Marciano may be deemed to have effected the following sales pursuant to routine brokerage transactions in the open market.

Date	Number of Shares	Price per Share
January 14, 2014	259,094	$29.46	(1)
January 15, 2014	495,265	$29.66	(2)
January 16, 2014	245,641	$29.13	(3)

Where average price ranges are indicated in the footnotes below, the details of the amounts and prices will be provided to the Issuer, any shareholder of the Issuer or the SEC on request.

(1) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $29.15 to $29.875.

(2) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $29.30 to $30.17.

(3) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $29.00 to $29.40.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2014

/s/ Maurice Marciano

MAURICE MARCIANO